5300 Town and Country Blvd., Suite 500

Frisco, Texas 75034

June 17, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention: Anuja Majmudar

Re: Comstock Resources, Inc.

Registration Statement on Form S-3, filed June 10, 2024

File No. 333-280104

Dear Ms. Anuja Majmudar:

On June 10, 2024, Comstock Resources, Inc. (the “Registrant”) filed its Registration Statement on Form S-3 (File No. 333-280104). Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of effectiveness of the above-referenced Registration Statement on Form S-3 (File No. 333-280104) so that the same will become effective on June 20, 2024 at 8:30 a.m. Eastern Time, or as soon as practicable thereafter. The Registrant respectfully requests that you notify Jack Jacobsen of O’Melveny & Myers LLP of such effectiveness by telephone at (972) 360-1911.

Very truly yours,

COMSTOCK RESOURCES, INC.

/s/ Roland O. Burns

Roland O. Burns

President and Chief Financial Officer

cc: O’Melveny & Myers LLP

Jack Jacobsen